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                              September 3, 2020

       Koichi Ishizuka
       Chief Executive Officer
       OFF Line International, Inc.
       4-30-4F, Yotsuya
       Shinjuku-ku, Tokyo, 160-0004, Japan

                                                        Re: OFF Line
International, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 7,
2020
                                                            File No. 333-242143

       Dear Mr. Ishizuka:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       Risks Relating to Our Company and Our Industry, page 3

   1. Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities
of the sole officer and director. In this regard, you state that Mr.
                                                        Ishizuka currently
serves as the chief executive officer of Photozou Co., Ltd., Photozou
                                                        Holdings, Inc. and
Photozou Koukoku Co., Ltd. Please also disclose the number of hours per week that Mr.
Ishizuka will devote to the operations of the company.
 Koichi Ishizuka
FirstName  LastNameKoichi
OFF Line International, Inc. Ishizuka
Comapany 3,
September  NameOFF
              2020    Line International, Inc.
September
Page 2     3, 2020 Page 2
FirstName LastName
Currently, Koichi Ishizuka has a substantial voting power   , page 4

2. Please revise your statements that Mr. Ishizuka has substantial voting power and substantial influence to state that Mr. Ishizuka has control over all matters requiring shareholder approval.
Risks Relating to the Company   s Securities, page 5

3. Please tell us whether you plan to register your class of common stock under the
         Exchange Act. If you do not plan to file an Exchange Act registration statement, such as
         Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section
         15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations. Please make similar
         revisions to the disclosure under    Reports to Security Holders    on
page 14.
We may issue shares of preferred stock   , page 5

4. Please disclose that the terms of any preferred stock authorized for issuance by the board of directors could have superior voting rights to the common stock. Management's Discussion and Analysis
Liquidity and Capital Resources, page 8

5. You state that currently your cash balances are not sufficient to fund your operations for any substantive period of time. Please revise to specifically disclose the minimum period of time that you will be able to conduct your planned operations using currently available cash resources. We refer you to FRC 501.03(a) and Section IV of SEC Release No. 33-
         8350.
Future Outlook, page 8

6. Please revise your disclosure to provide a more detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design and develop your proposed business, hire the necessary personnel and conduct your marketing campaign, among other steps. Please also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.
 Koichi Ishizuka
FirstName  LastNameKoichi
OFF Line International, Inc. Ishizuka
Comapany 3,
September  NameOFF
              2020    Line International, Inc.
September
Page 3     3, 2020 Page 3
FirstName LastName

Description of Business, page 9

7. Please disclose the amounts to be paid to Ueda Tsusho Ltd and Scuderia-A Co. Ltd. in
         U.S. Dollars. In addition, file the agreements with Ueda Tsusho Ltd and Scuderia-A Co.
         Ltd. as exhibits. Refer to Item 601(b)(10) of Regulation S-K. Certain Relationships and Related Transactions, page 18

8. Please file the loan agreements with Mr. Ishizuka and OFF Line Co., Ltd. Refer to Item
         601(b)(10)(ii)(A) of Regulation S-K.
Consolidated Financial Statements
Consolidated Statement of Operations and Comprehensive Loss , page F-4

9. You disclose basic and diluted net loss per common stock of 20,000,000 and a weighted average number of common stock outstanding, basic and diluted of (0.00). Please revise to correct this apparent transposition.
Exhibits

10. Please revise to include a consent from M&K CPAs, PLLC for the inclusion of their audit report, dated August 7, 2020, on the financial statements of OFF Line Japan CO., LTD. in the registration statement.
General

11. You appear to be a shell company as defined in Rule 405, because you appear to have nominal operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
12. Given the nature of the offering and that all of the shares being offered are held by your chief executive officer, it appears that the selling stockholder may be acting as a conduit for the company in an indirect primary offering. Please revise to name the selling stockholder as an underwriter. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Rules Compliance and Disclosure Interpretations 612.09, as
         well as any other factors you deem relevant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Koichi Ishizuka
OFF Line International, Inc.
September 3, 2020
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Edgar, Staff Accountant, at 202-551-3459 or Melissa Kindelan,
Senior Staff Accountant at 202-551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Kauten, Staff Attorney, at 202-
551-3447 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



FirstName LastNameKoichi Ishizuka                           Sincerely,
Comapany NameOFF Line International, Inc.
                                                            Division of
Corporation Finance
September 3, 2020 Page 4                                    Office of
Technology
FirstName LastName